

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2014

Via E-mail
Ganesh Kumar Bangah
Chief Executive Officer
MOL Global, Inc.
Lots 07-03 & 08-03, Levels 7 & 8
Berjaya Times Square, No. 1, Jalan Imbi
55100 Kuala Lumpur, Malaysia

> **Re: MOL Global, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted April 17, 2014**
> **CIK No. 0001604929**

Dear Mr. Bangah:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for this offering.

3. Please add to the registration statement all information that is currently omitted and that is not subject to Rule 430A under the Securities Act of 1933, as amended, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please note that we will need adequate time to review this information once it is provided. Please further note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover.

4. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus as required by Item 502 of Regulation S-K.

Risk Factors, page 14

5. As a digital payments facilitator, you have disclosed the risk that a decline in the usage of cash may adversely affect your growth and operations. Please disclose the impact that the growth and acceptance of digital currencies, such as Bitcoin, may have on your operations. For example, in an appropriate place in your prospectus, please disclose whether you intend to begin accepting digital currencies in addition to cash to purchase MOLPoints. Explain whether you view digital currencies as a form of competition or an area for operational growth and diversity.

As we expand our business internationally, page 21

6. We note that you intend to expand into the Middle East, North Africa, Latin America, and Eastern Europe. Please include a discussion of risk factors related to these geographic locations as necessary.

Our subsidiaries in Thailand are subject to restrictions, page 22

7. Please make clear whether your belief that your subsidiaries in Thailand are not foreign entities is based on an opinion of counsel and discuss the effects, if any, that this offering may have on their status. Include a consent from counsel as necessary.

We may be classified as a passive foreign investment company, page 43

8. Please include discussion of the effects, if any, of a determination that your subsidiaries in Thailand are "foreign entities" under the Foreign Business Act.

Capitalization, page 48

9. We note from your disclosure in the Use of Proceeds section that you intend to use a certain amount of proceeds from the offering to 1) repay advances from MOL Global Singapore; 2) repay a portion of your revolving credit facility; and 3) to increase your beneficial ownership in various subsidiaries. Please revise the introductory Capitalization section to disclose the repayment of the advances, the repayment of the revolving credit facility and the increase in ownership of your subsidiaries. Further, revise the as adjusted column in the Capitalization table to give effect to the use of proceeds.

Dilution, page 49

10. We note your disclosure on page 55 that you plan to increase your equity ownership in various entities by issuing ordinary shares. If these transactions are dilutive, then please give separate effect to these acquisition transactions and to your offering in your dilutive disclosures.

11. Please provide additional disclosures to reflect the impact of the exercise of the underwriters´ overallotment option on net tangible book value per share as well as any increase to existing shareholders and dilution to new investors. Also, please disclose based upon the mid-point of the range, the number of ordinary shares purchased, the total consideration paid, and the average price per share paid by the existing shareholders and by the new investors.

Enforceability of Civil Liabilities, page 51

12. Please revise your disclosure as follows:

- Ensure that you discuss all material jurisdictions as per Rule 101(g) of Regulation S-K;

- Make clear whether Malaysia has a treaty providing for reciprocity with the Cayman Islands; and

- Include discussion of whether shareholders of a Cayman Islands company may have sufficient nexus to bring a cause of action in Malaysia based upon your parent-subsidiary relationship.

Corporate History and Structure, page 53

Corporate Restructuring and Other Transactions, page 54

13. Explain to us what consideration you gave to providing pro forma financial information for the restructuring transactions you plan to complete prior to the completion of the offering. Refer to Article 11 of Regulation S-X. As part of your response, please confirm our understanding that your historical financial statements reflect the contribution of the 15% interest in MOL AccessPortal held by His Royal Highness Sultan Ibrahim but do not reflect the additional interests acquired in MOL Thailand, MyCNX, Game Sultan, and PaytoGo, the issuance of shares to Javelin Venture Partners, or the grant of call options as described in page 55. Since it appears that your company at the time you close your offering may differ significantly from your historical financial statements, we believe your investors would benefit from pro forma financial statements reflecting all significant transactions that will occur prior to closing the offering.

14. Please tell us from whom you will acquire the additional equity interests in MOL Thailand, MyCNX, Game Sultan, and PaytoGo, and explain how you will account for these transactions.

15. We note on page 54 you intend to issue ordinary shares of the Issuer to Javelin Venture Partners in consideration of the cancellation of a convertible promissory note jointly issued to Javelin by MOL Global Singapore and MOL AccessPortal in October 2012. Explain to us if this is the same promissory note you disclose in Note 33 on page F-65, and with reference to IFRS 7, please tell us how you considered making narrative disclosures about this convertible promissory note within the footnotes to your financial statements. Also, tell us how you considered the dilutive effect of the promissory note in your earnings per share calculations. Refer to paragraph 49 of IAS 33.

Corporate Structure, page 56

16. We note that the organization charts represent your corporate structure as if the reorganization has been completed. However, these charts also present ownership percentages where, elsewhere in the prospectus, such information is not provided (see Principal and Selling Shareholders, page 140). Please disclose the source of these ownership percentages.

Selected Consolidated Financial and Operating Data, page 58

17. Revise your disclosure to provide earnings per share. Refer to Item 3.A.2 of Form 20-F, incorporated by Item 4.a of Form F-1.

18. We note the volume metrics presented for MOLPoints and MOLReloads. Based on disclosure elsewhere in your document, we understand that "volume" for these categories

is significantly higher than your revenue from these categories primarily due to revenue sharing arrangements of the total retail value with digital content providers and mobile airtime providers. Please confirm our understanding, if true, or explain this matter to us in better detail. Please also revise your disclosures here and in the Summary Operating Data presented on page 12 to clarify briefly this matter to your investors. Please consider similarly revising your description of volume on pages 63 and 64.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Key Measures of Operating Performance, page 62

MOLPoints, page 62

19. Please tell us where in your analysis of results of operations you have analyzed the fluctuations in MOLPoints' AVPPU.

Factors Affecting our Results of Operations, page 65

Our distribution network and merchant network and arrangements with content providers and mobile airtime providers, page 66

20. We note your disclosure, "Our telecommunications service providers may from time to time change our revenue sharing arrangements for MOLReloads. For example, in 2012 certain telecommunications service providers in Malaysia reduced our revenue share as a result of increases in volume, which had the effect of reducing our revenues even though volume had increased." To make this disclosure more meaningful to your investors, please revise your disclosure to provide sensitivity analysis that illustrates how changes in volume affect your revenue sharing arrangements.

Selected Statements of Operations Items, page 68

Income tax expense, page 72

21. Please disclose which subsidiaries have been granted pioneer status and their expiration year. Likewise, please disclose which subsidiaries have applications pending and your assessment of their likelihood of approval.

Results of Operations, page 73

22. Please consider revising your disclosure to provide further detail with regard to your revenue sharing arrangements. In this regard, since you disclose that your revenue sharing arrangements are more or less favorable in different countries, tell us how you considered providing more information about which countries have more or less

favorable revenue sharing arrangements and disclosing the renewal or renegotiation dates of the revenue sharing arrangements by country. We believe this would provide your investors with a better view of the company through the eyes of management and assist your investors in assessing the likelihood that past results are indicative of future results.

23. Your risk factor on page 31 states that fluctuations in foreign currency exchange rates can affect your financial results. Please provide us with your analysis of fluctuations in foreign currency exchange rates during the periods presented in your historical financial statements to help us understand why you have not addressed these fluctuations as part of your analysis of results of operations. Refer to Item 5.A.3 of Form 20-F, incorporated by Item 4.a of Form F-1.

Liquidity and Capital Resources, page 80

24. We note that you have entered into an agreement to purchase Easy2Pay and expect to make a payment of approximately THB64 million in the current financial year. Please discuss the impact this commitment of capital will have on your business as required by Item 5.D of Form 20-F, incorporated by Item 4.a of Form F-1.

Working Capital, page 80

25. We note that you believe that you will have adequate working capital for your present requirements and that your net cash generated from operating activities, together with cash and cash equivalents and funds from financing sources, will provide sufficient funds to satisfy your working capital requirements for the next 12 months. We also note you are in a negative working capital position as of December 31, 2013. Please address the following:

- Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from this offering.

- Please identify and discuss any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In this regard, please disclose if there are any timing issues related to when you receive cash from the sale of your products or disburse cash to the online merchants that could impact your liquidity. Lastly, consider disclosing the specific sources and uses of cash you expect related to your operations over the next 12 months.

- Please revise to disclose the nature and extent of any legal or economic restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on the ability of the company to meet its cash obligations.

- Please expand your disclosures to discuss the underlying reasons for changes in working capital components, with specific discussions for trade receivables, trade payables and inventories.

  Refer to Item 4 of Form F-1, Items 5B and 5D of Form 20-F and Section IV.B of the SEC Interpretive Release No. 33-8350.

Cash Flow, page 80

26. We note that you have disclosed the underlying amounts that make up the aggregate totals for net cash used in/from operating, investing, and financing activities. However, it is not clear what changes in plans, policies, and practices of management caused the shifts in cash flow. For example, "MYR44.4 million for acquisition of subsidiaries" partly explains the swing in investing activities. However, "MYR17.3 million of proceeds from borrowings under our revolving credit facility from MDV in connection with our MOLPoints and MOLReloads businesses in Malaysia" does not disclose the management activities that drove the spike borrowings from prior year (MYR 6.3 million).

Quantitative and Qualitative Disclosures about Market Risk, page 84

Foreign Exchange Risk, page 84

27. Please provide discussion of the actual impacts on your businesses resulting from fluctuations in foreign exchange rates. We note that you carry amounts in foreign denominations and have recorded realized and unrealized gains and losses from changes in foreign exchange rates.

Internal Control over Financial Reporting, page 91

28. We note your disclosure regarding the steps you have taken to address the material weaknesses in your internal control over financial reporting. To the extent the measures taken involved or will involve material costs, please disclose those costs within this section of your filing and in the risk factor on page 18.

Business, page 96

Overview, page 96

29. To the extent that you use superlatives regarding your competitive position in your disclosures, such as those listed below, please disclose the measure or measures by which you believe you hold a leading position as required by Item 4.B.7 of Form 20-F,

incorporated by Item 4.a of Form F-1. Additionally, please provide us with supplemental support for the following statements used in this section and throughout the prospectus.

- "We are the largest alternative payment facilitator for online digital goods and services in Southeast Asia";

- "we are among the largest payment system operators for digital content in Southeast Asia";

- "Touch'n Go, the leading operator of 'near field communication' payment services";

- "7-Eleven Malaysia, which is the largest nationwide retail chain operating 24 hours a day, 7 days per week in Malaysia"; and

- "InComm, a leading provider of pre-paid products, services and transaction technologies."

30. We note references in this section and throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, we note your references to Frost & Sullivan reports, your status "among the largest payment system operators for digital content in Southeast Asia," and the dominance of your affiliate, 7-Eleven, in Malaysia. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

31. We read on page 97 that you have evolved your product offering in response to consumers' increasing use of mobile devices for online activity. Please tell us whether management tracks any metrics that distinguish mobile users from online users. If so, please tell us how you considered disclosing either here or in MD&A the breakout of mobile versus online customers for each year presented in your financial statements, discussing any trends in those metrics over time, and discussing how that has impacted your results.

Our Technology Platform, page 114

Fraud Prevention, page 115

32. Please disclose the global averages for fraud incidents and the fraud rate as they relate to the online payment as a whole. Additionally, please provide the source for these averages and why you believe MOLPay is significantly lower.

Facilities, page 117

33. Please describe the size and uses of the properties that you own or lease, the general location of the properties and whether these properties are adequate for your operational needs. Please refer to Item 4.D of Form 20-F, incorporated by Item 4.a of Form F-1.

Principal and Selling Shareholders, page 140

34. Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. Refer to Item 7.A.2 of Form 20-F, incorporated by Item 4.a of Form F-1.

Taxation, page 167

35. Please include discussion of all material jurisdictions as necessary, for example, Malaysia.

Related Party Transactions, page 141

Other, page 143

36. We note that the wife of an executive officer is involved in a related party transaction involving MOL Thailand and Ini3. Please identify the executive officer as you have done so with another executive officer, Mr. Ganesh Kumar Bangah.

MOL Global, Inc., page F-2

Financial Statements, page F-2

Report of Independent Registered Public Accounting Firm, page F-4

37. We note the "draft audit report" in the form that your independent registered public accountant plans to issue upon completion of the reorganization and events discussed in Note 1. Please confirm that you will remove the preface on page F-3 and your auditors will finalize their audit report prior to your request for effectiveness.

Consolidated Statements of Profit or Loss and Other Comprehensive Income, page F-5

38. Please disclose the amount of income tax related to each component of other comprehensive income or loss either in the statement or in the notes to the financial statements. Refer to paragraph 90 of IAS 1.

1. Organization and Principal Activities, page F-10

39. We note your disclosure under the heading "Reorganization" that the consolidated financial statements are presented as if the group structure under the reorganization has been in existence since the beginning of the period presented. We further note from your disclosure in Note 16 on page F-45 that you are presenting your historical financial statements as if you owned 100% of MOL AccessPortal Sdn Bhd (MOL AccessPortal) for all periods presented. Please explain to us in detail how you have accounted for the acquisition of a 15% interest in MOL AccessPortal from His Royal Highness Sultan Ibrahim and how you determined it was appropriate to reflect this acquisition as though it occurred at the beginning of the periods presented in your historical financial statements. If you believe that MOL Global Singapore and His Royal Highness Sultan Ibrahim are a control group, please provide us with your detailed analysis supporting this conclusion.

3.6 Impairment of Goodwill, page F-17

40. We note your disclosures here and in Note 20. Please tell us the cash-generating units or groups of units to which you have allocated goodwill and quantify for us the amount of goodwill allocated to each such unit or group of units. Also, tell us where you have disclosed, if true, that the amount of goodwill allocated to each unit or group of units is not significant in comparison with your total carrying amount of goodwill consistent with paragraph 135 of IAS 36.

3.8 Revenue Recognition, page F-18

41. We note your inventories of airtime prepaid electronic pins and online game pins as presented in Note 23. Given this inventory, please explain to us in more detail how you concluded that you are acting as an agent in all of your revenue arrangements. In your response, please address whether you have any return rights related to this inventory, and please explain in more detail the circumstances that led you to record an impairment of inventory during 2013.

42. We note your disclosures on page 68 and elsewhere that you sell your MOLPoints and MOLReloads through distributors. We have the following comments:

- Please confirm our assumption, if true, that your reference to "customers" within your revenue recognition policies refers to end-users and not to your distributors, and revise your disclosure to clarify this matter.

- Please confirm our assumption, if true, that you do not provide your distributors with physical vouchers or cards, and that instead your distributors solely provide your customers with access to your websites or your kiosks. Please revise your filing in an appropriate location to clarify this matter to your readers.

- Please explain to us why you recognize revenue for MOLPoints and MOLReloads at different points in time. In this regard, we understand that you recognize revenue for MOLPoints vouchers at the time the MOLPoints are redeemed for digital content. However, you recognize revenue for MOLReloads vouchers at the time the voucher is sold to the customer.

- Also, revise your disclosure to indicate whether there are any rights of return held by the distributor or the end-user with respect to your MOLPoints or MOLReloads and how you account for such returns. Refer to paragraph 16(d) of IAS 18.

43. We note your disclosures concerning MMOG Asia and have the following comments:

- Please clarify for us whether players are able to access and play the games offered through your online gaming portal free of charge or whether players pay a fee to play these games using MOLPoints. In this regard, we note that your disclosures concerning MMOG Asia only address the generation of revenue from selling in-game virtual goods. Please clarify this matter to your readers in an appropriate location in your filing.

- Please explain to us in more detail whether any portion of the consumed virtual goods provide any ongoing effects beyond a short period of time, or provide users with any ongoing benefits after being consumed, and how you considered these factors in determining the timing of revenue recognition for these items. Specific examples explaining the nature of the virtual goods, how long these goods are utilized, and the length of time in which players use these goods would facilitate our review.

12. Income Tax Expense, page F-36

44. We note your disclosure of the tax effects of different tax rates for subsidiaries operating in other jurisdictions. Please tell us if you have undistributed profits associated with foreign subsidiaries and if so, whether you have recognized a deferred tax liability (DTL) pursuant to paragraph 39 of IAS 12. To the extent you have you such undistributed profits and meet the criteria for non-recognition of a DTL, please tell us and revise to disclose the aggregate amount of temporary differences associated with such undistributed profits for which DTLs have not been recognized. Refer to paragraph 81(f) of IAS 12.

45. Revise your disclosure to explain the nature of the "overprovision of tax payable in prior years" line item in your income tax rate reconciliation.

16. Investment In Subsidiaries, page F-42

(a) Acquisition of Subsidiaries, page F-42

46. In light of your acquisitions of 70% equity interest in both MOL Turkey and GameSultan, refer to Item 4.b of Form F-1 and tell us your consideration of whether audited historical and pro forma financial information should be included in this Form F-1. Please give us your calculations pursuant to Rule 3-05(b)(2) and Rule 1-02(w) of Regulation S-X.

(b) Associate becomes Subsidiary, page F-44

Consolidation of MOL AccessPortal Co. Ltd. ("MOL Thailand"), page F-44

47. We note you are consolidating several subsidiaries that are less than majority owned. Please provide to us your accounting analysis under IFRS 10 which supported consolidating the following subsidiaries:

- MOL Thailand (effective equity interest 49%)

- MMOG Asia (Thailand) Co. Ltd. (effective equity interest 39.2%)

- Taiko Galaxy Sdn Bhd. (effective equity interest 40.8%)

- Zest Interactive Co Ltd. (effective equity interest 49%)

- MOL Solutions Co Ltd. (effective equity interest 49%)

Please be detailed in your response and ensure you explain to us the relative size and dispersion of the other equity holders in these entities.

48. Please tell us the composition of the individually immaterial subsidiaries with non-controlling interests totaling 11.3 million MYR. We note the non-controlling interest balance for these subsidiaries has increased materially over the last three fiscal years.

49. Please confirm our assumption that no disclosure in necessary under paragraph 13 of IFRS 12. Please also confirm our assumption that no disclosure is necessary under paragraph 48 of IAS 7.

24. Trade Receivables, page F-58

50. We note the substantial increase in trade receivables past due greater than 90 days in fiscal 2013. In light of this, please explain to us in more detail the factors you consider when determining your allowance for doubtful debts between 60 and 360 days past due.

In this regard, we note your disclosure, "Allowances for doubtful debts are recognized against trade receivables between 60 days and 360 days based on estimated irrecoverable amounts determined by reference to past default experience of the counterparty and an analysis of the counterparty's current financial position." Please advise us if any of the trade receivables past 90 days relate to entities that you acquired in fiscal 2013. If so, explain how you reasonably concluded you had adequate counterparty experience such that you could determine reliable estimates of recoverability. Finally, please tell us how you considered providing your readers with greater insight into this recent increase in trade receivables past due more than 90 days, either here or in your discussion of liquidity within MD&A.

Exhibit Index, page II-5

51. Please note that we may have comments on the legal opinion and other exhibits once you file them, and we will need adequate time to review them before we will entertain a request to accelerate the effectiveness of the registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Robert Babula, Staff Accountant, at 202.551.3339 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Jonathan B. Stone